PepcoHoldings, Inc.

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepcoholdings.com
NYSE: POM

For Immediate Release   Media Contact: Robert Dobkin   (202) 872-2680
March 3, 2003   Investor Relations: Ernie Bourscheid (202) 872-2797

Pepco Holdings Announces Measures to Address Impact of Rapid Gas Price Jump

Pepco Holdings, Inc. (NYSE: POM) today announced that in February, as a result of the dramatic rise in natural gas futures prices last week, its Conectiv Energy subsidiary experienced a net loss of approximately $20 million from its combined natural gas and electricity trading activities. At the Pepco Holdings, Inc. (PHI) level, Conectiv Energy typically contributes approximately 20% of PHI's corporate earnings.

"Over the past three years Conectiv Energy's value added trading operation has been profitable each year, meeting or exceeding an objective to add 10% in incremental value to its asset positions through limited trading. Due to our trading position, the rise in gas prices early last week generated the losses in our natural gas contracts portfolio and triggered pre-established mitigation procedures, which required elimination of further exposure by closing out our natural gas trading positions. As a result, we have no further exposure to natural gas trading losses. The losses that were incurred from gas trading were partially offset by profits from electricity trading positions," said Andrew W. Williams, Senior Vice President and Chief Financial Officer of Pepco Holdings, Inc. He added, "given what is clearly a more volatile gas market, and the limited risk appetite of a company like ours, we intend to limit our gas trading activities to the hedging and risk management of our assets. In the meantime we will assess the risks of any future gas market trading in light of these changes in the market."

Last week natural gas futures prices escalated to the highest level, and at the most rapid rate, in the history of the gas futures market. On Monday, February 24th, the New York Mercantile Exchange's March 2003 gas futures contracts price rose an unprecedented 40% higher than the previous trading day. Conectiv Energy's trading activities are controlled through Corporate Risk Management limits including use of an industry accepted value-at-risk (VaR) measure. VaR represents the potential gain or loss on instruments or portfolios due to changes in market factors, for a specified time period and confidence level. Conectiv Energy historically has used a daily VaR limit, based on a 95% confidence level. Last Monday's extreme move in the natural gas futures price was well outside the 95% confidence band.

Conectiv Energy is principally engaged in the production of power to serve, among others, PHI's electric distribution affiliate, Delmarva Power & Light. Conectiv Energy uses its trading operation to manage and hedge its physical assets, which historically has contributed approximately 80% to 90% of its operating margins. It also has a limited participation in the energy trading markets, designed to add value by taking advantage of price fluctuation and arbitrage opportunities, which produced the February 2003 loss.

Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Pepco and Conectiv Power Delivery, which deliver 50,000 gigawatt-hours of power to more than 1.8 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco Holdings disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of Pepco Holdings.

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